June 5, 2025

Nicholas Goodman
President and Chief Financial Officer
Brookfield Corporation
Brookfield Place
181 Bay Street, Suite 100
Toronto, Ontario, Canada M5J 2T3

        Re: Brookfield Corporation
            Form 40-F for the Fiscal Year Ended December 31, 2024
            File No. 001-15160
Dear Nicholas Goodman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction